CUSIP No. 44975P 103
SCHEDULE 13G/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4) *

I-MAB
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

44975P 103 **
(CUSIP Number)

December 31, 2023
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**
There is no CUSIP number assigned to the ordinary shares. CUSIP number 44975P 103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ten (10) ADSs representing twenty three (23) ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “IMAB.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 44975P 103
SCHEDULE 13G/A

1.	NAME OF REPORTING PERSONS. GIC Private Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 190,033,689 ordinary shares of the Issuer outstanding as of June 30, 2023, as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 17, 2023.

CUSIP No. 44975P 103
SCHEDULE 13G/A

Item 1(a)	Name of Issuer

I-MAB (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

55th Floor, New Bund Center, 555 West Haiyang Road, Pudong District
Shanghai, 200124

People’s Republic of China

Item 2(a)	Name of Persons Filing

GIC Private Limited (“GIC”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c)	Citizenship

Republic of Singapore

Item 2(d)	Title of Class of Securities

Ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”)

Item 2(e)	CUSIP Number

There is no CUSIP number assigned to the ordinary shares. CUSIP number 44975P 103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ten (10) ADSs representing twenty three (23) ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “IMAB.”

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

(a - c)  The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	No. of Securities Beneficially Owned	Percent of Class	Voting Power		Dispositive Power
		(3)	Sole (1), (2)	Shared (1), (2)	Sole (1), (2)	Shared (1), (2)
GIC Private Limited	4	0.0%	4	0	4	0

(1)
GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of 4 shares beneficially owned by it.

CUSIP No. 44975P 103
SCHEDULE 13G/A

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares.

(2)	GIC disclaims membership in a group.

(3)	Based on 190,033,689 ordinary shares of the Issuer outstanding as of June 30, 2023, as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 17, 2023.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 44975P 103
SCHEDULE 13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

GIC PRIVATE LIMITED

By: /s/ Diane Liang Weishan
Name: Diane Liang Weishan
Title: Senior Vice President
Date: February 13, 2024

By: /s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President
Date: February 13, 2024